[Huntsman Corporation Letterhead]

September 30, 2013

David M. Stryker
Executive Vice President and General Counsel

Via EDGAR Transmission

Ms. Cecilia Blye

Office of Global Security Risk Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549-4631

Attn:                    Cecilia Blye, Chief Office of Global Security Risk

Jennifer Hardy, Special Counsel

Re:                             Huntsman Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 12, 2013

File No. 1-32427

Dear Ms. Blye:

On behalf of Huntsman Corporation (the “Company”), this letter is submitted in response to the comments provided in the Staff’s letter dated September 16, 2013 with respect to the Company’s Annual Report on Form 10-K referenced above.  For your convenience, we have repeated the Staff’s comments below in the order and following the numbering presented in the Staff’s letter of September 16, 2013, followed by the Company’s response.

General

1.                                      We note that your website lists contact information for Syria and Sudan for thermoplastic polyurethanes. Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Syria or Sudan. Please tell us about contacts since your letter to us dated June 9, 2010. Describe the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the prior letter, whether through subsidiaries, resellers, distributors, joint ventures, or other direct or indirect arrangements. In this regard, we note recent news reports indicating that joint venture partner Zamil Group conducts business in Syria. Your response should describe any services or products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response:

The Company and its subsidiaries do not presently conduct business in Syria or Sudan and we do not have any future plans to conduct business in those countries.  Since July 2011, it has been the Company’s express policy not to conduct business in Sudan and Syria with the limited exception of completing certain pre-existing contracts and ending certain relationships, all of which were immaterial as more fully described below and all of which was completed by January 2012.

Our website no longer lists contact information for Sudan and Syria for thermoplastic polyurethanes. We removed this information following the July 2011 adoption of the Company’s policy with respect to Syria and Sudan but historical data containing contact information for those countries was inadvertently added back to the web page during a subsequent system software conversion. We have removed this information again.

For the past three fiscal years and the subsequent interim period, the products sold consisted of certain MDI or polyurethane systems, surfactants, adhesives, liquid tooling products, titanium dioxide and chemicals and dyes for textile fibers. The tables below set forth information on the amount of sales into each country during the last three years and the subsequent interim period, which, in each case, represented an immaterial amount of the Company’s total sales.

Syria

(in millions)

Year	Sales into Syria	% of Company’s Total Sales
2010	$5.3	0.06%
2011	$4.1	0.04%
2012	$0.7	0.01%
2013 (ytd)	none	none

Sudan

(in millions)

Year	Sales into Sudan	% of Company’s Total Sales
2010	$0.7	0.01%
2011	$1.1	0.01%
2012	none	none
2013 (ytd)	none	none

To the best of Company’s knowledge, the sales reflected in the tables above were made in compliance with U.S. laws and none of the products sold were manufactured in the U.S. None of those sales were to the governments of Syria or Sudan or to the best of the Company’s knowledge, to entities controlled by those governments. During the time those sales were made to the present, neither the Company nor its subsidiaries have had any agreements or commercial arrangements or, to the best of the Company’s knowledge, any contacts with the governments of Syria or Sudan or, to the best of the Company’s knowledge, any entities controlled by either of those governments. Neither the Company nor its subsidiaries have any interest in any Syrian or Sudanese company.

We have an approximately four percent interest in a joint venture in which the Zamil Group also has an interest. This joint venture manufactures butanediol, but we do not own or control any of the product produced by this joint venture. We also have a 50 percent interest with the Zamil Group in a joint venture that manufactures ethyleneamines. We control sales of product from this joint venture, which are subject to our policy prohibitions related to sales in Syria and Sudan described above. The Zamil Group engages in many other business activities in which we have no interest and with which we are unfamiliar.

2.                                      Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Company Response:

The Company’s sales into Syria and Sudan were not material individually or in the aggregate to the Company nor did they create a material risk to our shareholders. As described in our response to question 1 above, the aggregate sales into Syria and Sudan during 2010, 2011 and 2012 represented less than 1/16 of one percent of the Company’s total sales in each such year. The Company thus believes such sales were quantitatively immaterial and the fact that such sales have ceased would appear to moot the question going forward.  The Company has no assets in any of those countries and neither the Company nor any of its subsidiaries have any interest in any Syrian or Sudanese company.

From a qualitative perspective, we likewise believe the historical sales to Syria and Sudan to be immaterial. The Company’s investor relations department has received no inquiries from investors or analysts in recent years regarding sales into Syria or Sudan, and the fact that such sales have ceased would similarly seem to moot the question going forward.  The Company is not aware of any shareholder or other investor ceasing to be a shareholder or other investor in the Company as a result of these sales activities. We are not aware of any boycott of the Company.

3.                                      We note disclosure regarding your joint venture with Sinopec Jinling Company. Its parent, Sinopec Corp., discloses in its 2012 20-F that it has contacts with Syria and Sudan. In addition, according to its 2012 Form 20-F and recent news articles, its parent, Sinopec Group, conducts extensive oil and gas activities in Syria, Sudan, Iran and Cuba, countries that also are U.S.-designated state sponsors of terrorism. News articles report that Sinopec Corp. has been subject to negative publicity and divestment initiatives because of Sinopec Group’s contacts with state sponsors of terrorism. Please discuss the potential for reputational harm from your joint venture with a Sinopec subsidiary.

Company Response:

In 2012, we entered in a joint venture with China Petroleum & Chemical Corporation (“Sinopec”) involving the construction and operation of a PO/MTBE facility in China to sell products primarily in China and other countries in the Asia-Pacific region.

We do not believe that the PO/MTBE joint venture with Sinopec will have a material impact on the Company’s reputation. The explicit purpose of the joint venture is to serve mainly China and partially the Asia-Pacific region; thus, we believe that it is unlikely that products from the joint venture would be sold directly into Syria, Sudan, Iran or Cuba and we have no basis to believe that any sales from the joint venture to these countries have occurred to date.  Further, the joint venture agreement contemplates that the joint venture will act in accordance with applicable law, including laws applicable to the parties to the joint venture. Finally, the parties have the ability in sales contracts to designate countries where sales are prohibited.

Since 2003, we have had a joint venture MDI facility in China with a Sinopec subsidiary and other joint venture partners. We are unaware of any reputational harm arising from this joint venture. Sinopec engages in many other business activities in which we have no interest and with which we are not familiar.

The Company’s investor relations department has received no inquiries from investors or analysts questioning or otherwise concerned with the Company’s joint ventures with Sinopec. The Company is not aware of any shareholder or other investor ceasing to be a shareholder or other investor in the Company as a result of these joint ventures.

4.                                      Please tell us whether any products, chemicals or components you have sold, exported or provided to Syria and Sudan are dual use. We note a 2011 news article discussing your prior sale of polyurethane to Iran which reports that polyurethane can be used as fuel for missiles.

Company Response:

None of the products sold to Syria or Sudan as described in response to question 1 are dual use products as defined in BIS Export Regulations.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to contact the undersigned at (281) 719-6494.

Very truly yours,

/s/ David M. Stryker
David M. Stryker
Executive Vice President, General Counsel and Secretary

cc:                                Jennifer Hardy, Special Counsel, U.S. Securities and Exchange Commission

Amanda Ravitz, Assistant Director, Division of Corporate Finance

J. Kimo Esplin, Executive Vice President and CFO, Huntsman Corporation

Randy W. Wright, Vice President and Controller, Huntsman Corporation

Sean H. Pettey, Senior Corporate Counsel, Huntsman Corporation